                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*


                                    ADE Corp.
                                ----------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                     00089C0
                                 --------------
                                 (CUSIP Number)






*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No. 00089C10

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Warburg Pincus Asset Management, Inc.
               13-2673503

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                          (b) [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

               United States

                                   5.   SOLE VOTING POWER        429,600

NUMBER OF                          6.   SHARED VOTING POWER      329,300
SHARES
BENEFICIALLY
OWNED BY
EACH                               7.   SOLE DISPOSITIVE POWER    784,700
REPORTING
PERSON                             8.   SHARED DISPOSITIVE POWER        0
WITH


9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON                     784,700

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*  [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9     7.07%

12.     TYPE OF REPORTING PERSON*

               Investment Advisor


                                *SEE INSTRUCTION

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                  Schedule 13G
                    Under the Securities Exchange Act of 1934

Amendment No.:  1                                                Date:  1/13/98

Item 1 (a)     Name of issuer:     ADE Corp.

Item 1 (b)     Address of issuer's principal executive offices:

                    80 Wilson Way
                    Westwood, MA  02090

Item 2 (a)     Name of person filing:

                    Warburg Pincus Asset Management, Inc.

Item 2 (b)     Address of principal business office:

                    466 Lexington Avenue
                    New York, NY  10017

Item 2 (c)     Citizenship:  United States

Item 2 (d)     Title of class of securities:       Common Stock

Item 2 (e)     Cusip No.: 00089C10

Item 3         Type of Person:  Investment Advisor

Item 4 (a)     Amount beneficially owned:          784,700

Item 4 (b)     Percent of class:  7.07%

Item 4 (c)     (i)   sole power to vote:          429,600
               (ii)  shared power to vote:        329,300
               (iii) sole power to dispose:       784,700
               (iv)  shared power to dispose:        0

Item 5         Ownership of 5 percent or less of a class:  Not Applicable

Item 6         Ownership of more than 5 percent on behalf of another person:
               Warburg Pincus Asset Management, Inc. ("WPAM") is an Investment Advisor registered with the United States Securities and Exchange Commission. WPAM serves as investment advisor to many accounts including various registered investment companies. The securities which are the subject of this report are owned by our accounts. A registered investment company may own more than 5% of the securities, however, no individual or institutional account does. In this report, no registered investment company owned more than 5%.

Item 7         Identification and classification of subsidiary:   Not Applicable



Item 8         Identification and classification of members of the group:
                    Not Applicable

Item 9         Notice of dissolution of the group:            Not Applicable

Item 10        Certification:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                                          /s/ Linda S. Iovan
                                                --------------------------------
                                                          Linda S. Iovan
                                                          Vice President